CREDIT SUISSE

06019619

CREDIT SUISSE SECURITIES (USA) LLC
One Madison Avenue
New York, NY 10010-3629
Phone 1 212 325 2000
www.credit-suisse.com

December 4, 2006

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse (formerly known as Credit Suisse First Boston)
Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities
Exchange Act of 1934 – File No. 082-4705

Ladies and Gentlemen:

On behalf of Credit Suisse, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby Supplement B and Supplement C to the Credit Suisse Information Statement dated March 31, 2006.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

Melissa Bodner

Melissa Bodner
Vice President

Enclosure

dlw 1/10

CREDIT SUISSE

Supplement B



SUPPLEMENT DATED
AUGUST 7, 2006
TO CREDIT SUISSE
INFORMATION STATEMENT
DATED MARCH 31, 2006

Interim Financial Information

Unaudited interim financial information as at and for the six months ended June 30, 2006 and June 30, 2005 for the Bank is included in this supplement as Annex I.

On August 2, 2006, Credit Suisse Group released its financial results for the three and six months ended June 30, 2006, including the financial results of the Investment Banking, Private Banking and Asset Management segments of the Bank, some of which are excerpted and included in this supplement as Annex II. For further information on the interim results of operations for these segments, we refer you to "Investor Relations — Events & Presentations — Second-Quarter 2006 results" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for these segments may differ significantly from our financial results. See "Operating and financial review — Differences in the results of operations of the Bank and its segments" in the Information Statement.

Credit Suisse Capital

Capital information for the Bank is included in this supplement as Annex III.

Recent Developments

Consistent with its strategy to focus on its banking businesses, Credit Suisse Group announced in June 2006 a definitive agreement to sell Winterthur Swiss Insurance Company, its insurance business, to AXA. The transaction is expected to close by year-end 2006. Winterthur is not within the Bank's consolidated group.

Annex I

Consolidated income statements (unaudited)

Half-year endend June 30, in CHF m	2006	2005
Interest and dividend income	**23'974**	16'123
Interest expense	**(20'752)**	(12'300)
Net interest income	**3'222**	3'823
Commissions and fees	**8'002**	6'081
Trading revenues	**4'621**	2'229
Realized gains/(losses) from investment securities, net	**18**	21
Other revenues	**2'821**	1'870
Total noninterest revenues	**15'462**	10'201
Net revenues	**18'684**	14'024
Provision for credit losses	**(44)**	(53)
Compensation and benefits	**7'856**	6'152
Other expenses	**4'107**	4'722
Total operating expenses	**11'963**	10'874
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	**6'765**	3'203
Income tax expense	**1'009**	412
Minority interests	**2'162**	1'018
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	**3'594**	1'773
Extraordinary items, net of tax	**(24)**	0
Cumulative effect of accounting changes, net of tax	**0**	12
Net income	**3'570**	1'785

Consolidated balance sheet (unaudited)

in CHF m	30.06.06	31.12.05
Assets		
Cash and due from banks	**28'196**	19'945
Interest-bearing deposits with banks	**3'935**	4'245
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**328'387**	352'703
Securities received as collateral	**29'702**	23'791
Trading assets (of which CHF 152,589 m and CHF 151,786 m encumbered)	**437'126**	412'997
Investment securities (of which CHF 52 m and CHF 2,080 m encumbered)	**20'434**	24'163
Other investments	**19'089**	9'761
Loans, net of allowance for loan losses of CHF 1,536 m and CHF 1,965 m	**179'217**	169'599
Premises and equipment	**5'163**	5'084
Goodwill	**9'842**	10'471
Other intangible assets	**520**	491
Other assets (of which CHF 28,955 m and CHF 4,860 m encumbered)	**133'783**	97'506
Total assets	**1'195'394**	1'130'756
Liabilities and shareholder's equity		
Deposits	**360'121**	347'339
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**282'977**	309'777
Obligation to return securities received as collateral	**29'702**	23'791
Trading liabilities	**211'787**	194'204
Short-term borrowings (of which CHF 2,586 m reported at fair value as of June 30, 2006)	**17'565**	16'291
Long-term debt (of which CHF 42,957 m reported at fair value as of June 30, 2006)	**138'488**	125'860
Other liabilities	**114'081**	78'423
Preferred securities	**61**	66
Minority interests	**18'106**	9'217
Total liabilities	**1'172'888**	1'104'968
Common shares	**4'400**	4'400
Additional paid-in capital	**18'702**	18'770
Retained earnings	**8'221**	7'045
Treasury shares, at cost	**(5'512)**	(1'895)
Accumulated other comprehensive income/(loss)	**(3'305)**	(2'532)
Total shareholder's equity	**22'506**	25'788
Total liabilities and shareholder's equity	**1'195'394**	1'130'756

Off-balance sheet (unaudited)

in CHF m	30.06.06 Total gross amount	30.06.06 Total net amount	31.12.05 Total gross amount	31.12.05 Total net amount
Credit guarantees and similar instruments	**10'138**	**7'963**	9'182	6'822
Performance guarantees and similar instruments	**9'882**	**8'962**	8'108	7'258
Securities lending indemnifications	**34'201**	**34'201**	35'456	35'456
Derivatives	**544'591**	**544'591**	430'154	430'154
Other guarantees	**3'457**	**3'457**	3'112	3'112
Total guarantees	**602'269**	**599'174**	486'012	482'802

in CHF m	30.06.06 Total gross amount	30.06.06 Total net amount	31.12.05 Total gross amount	31.12.05 Total net amount
Irrevocable commitments under documentary credits	**5'222**	**4'897**	5'284	4'981
Loan commitments	**199'899**	**199'507**	192'297	192'026
Forward reverse repurchase agreements	**14'154**	**14'154**	15'472	15'472
Other	**2'427**	**2'427**	2'862	2'862
Total other commitments	**221'702**	**220'985**	215'915	215'341

Derivative instruments (unaudited)

June 30, 2006, in CHF bn	Trading			Hedging		
	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value
Interest rate products	21'523.1	189.1	186.8	59.2	1.2	1.1
Foreign exchange products	2'522.3	44.1	40.5	4.6	0.1	0.2
Precious metals products	16.2	1.8	3.6	0.0	0.0	0.0
Equity/index-related products	1'198.7	28.8	33.4	0.0	0.0	0.0
Credit derivatives	1'576.2	12.0	13.9	0.6	0.0	0.0
Other products	111.5	2.6	2.9	0.0	0.0	0.0
Total derivative instruments	**26'948.0**	**278.4**	**281.1**	**64.4**	**1.3**	**1.3**

December 31, 2005, in CHF bn	Trading			Hedging		
	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value
Interest rate products	18'574.7	193.6	190.9	100.1	2.1	1.3
Foreign exchange products	2'125.7	36.6	37.6	6.3	0.1	0.2
Precious metals products	14.9	1.3	1.5	0.0	0.0	0.0
Equity/index-related products	1'067.1	30.3	31.3	0.0	0.0	0.0
Credit derivatives	1'239.2	11.7	12.9	1.5	0.0	0.0
Other products	18.1	0.5	0.7	0.0	0.0	0.0
Total derivative instruments	**23'039.7**	**274.0**	**274.9**	**107.9**	**2.2**	**1.5**

in CHF bn	30.06.06		31.12.05	
	Positive replacement value	Negative replacement value	Positive replacement value	Negative replacement value
Replacement values (trading and hedging) before netting	**279.7**	**282.4**	276.2	276.4
Replacement values (trading and hedging) after netting	**57.6**	**60.3**	57.3	57.5

Annex II

Investment Banking

Investment Banking provides financial advisory, lending and capital raising services and sales and trading to institutional, corporate and government clients worldwide.

Pre-tax income margin

in %


30.0
25.0
20.0
15.0
10.0
5.0
0.0
(5.0)
(10.0)
(15.0)
(20.0)
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
2Q 2005 [1]
3Q 2005
4Q 2005
1Q 2006
2Q 2006

Pre-tax return on average economic risk capital

in %


40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
(5.0)
(10.0)
(15.0)
(20.0)
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
2Q 2005 [1]
3Q 2005
4Q 2005
1Q 2006
2Q 2006

[1] Excluding the charge to increase the reserve for certain private litigation matters of CHF 960 million.

Compensation/revenue ratio

in %


65.0
60.0
55.0
50.0
45.0
40.0
35.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

Investment Banking reported income from continuing operations before taxes of CHF 1,287 million in the second quarter of 2006. These results compare to a loss from continuing operations before taxes of CHF 558 million in the second quarter of 2005, which included a CHF 960 million charge to increase the reserve for certain private litigation matters. These strong results reflected a more focused Investment Banking franchise that performed well despite more volatile market conditions from mid-May through the end of the quarter. Investments in core client businesses continue to result in improvements in the breadth and diversity of revenues.

The results in the second quarter of 2006 included credits from insurance settlements for litigation and related costs of CHF 474 million. Excluding the insurance settlements and the litigation charge, income from continuing operations before taxes increased CHF 411 million, or 102%, to CHF 813 million in the second quarter of 2006.

Pre-tax income margin was 29%, and pre-tax return on average economic risk capital was 35.3% in the second quarter of 2006. Excluding the insurance settlements and the litigation charge, pre-tax income margin for the second quarter of 2006 was 18.3% compared to 11.8% in the second quarter of 2005, and pre-tax return on average economic risk capital was 23.3% in the second quarter of 2006 compared to 15.1% in the second quarter of 2005. The weakening of the average rate of the US dollar against the Swiss franc by 4% from the first quarter of 2006 adversely affected revenues and favorably impacted expenses, resulting in a net negative impact on income from continuing operations before taxes.

Net revenues were CHF 4,436 million, up CHF 1,019 million, or 30%, compared to the second quarter of 2005 and were at the second highest level ever, reflecting higher revenues in all key business areas and robust deal activity. Net revenues decreased 23% from the record first quarter of 2006, due primarily to lower trading revenues in a more challenging trading environment.

Provision for credit losses was CHF 16 million for the second quarter of 2006 compared to a net release of CHF 1 million in the second quarter of 2005.

Compared to March 31, 2006, total impaired loans decreased CHF 199 million to CHF 382 million, and valuation allowances as a percentage of total impaired loans increased 22 percentage points to 98% as of June 30, 2006. The overall credit environment continued to be favorable in the second quarter.

Total operating expenses were CHF 3,133 million in the second quarter of 2006, down CHF 843 million, or 21%, compared to the second quarter of 2005. Excluding the insurance settlements and the litigation charge, total operating expenses increased CHF 591 million, or 20%, to CHF 3,607 million. Compensation and benefits increased CHF 397 million, or 20%, due primarily to increased compensation accruals in line with improved results. The compensation/revenue ratio of 53.5% in the second quarter of 2006 was at the same level as the first quarter of 2006, and a decline from 55.5% from the full year 2005. Other expenses decreased CHF 1,240 million, or 62%, from the second quarter of 2005, primarily reflecting the credits from the insurance settlements for litigation and related costs of CHF 474 million in the second quarter of 2006 and the CHF 960 million litigation charge in the second quarter of 2005. Excluding the insurance settlements and the litigation charge, other expenses increased CHF 194 million, or 19%, compared to the second quarter of 2005, due primarily to higher commission expenses, in line with higher commission revenues, higher professional fees and a higher provision to increase the reserve for future estimated

good synergies for continued growth of the commodities platform. Credit Suisse
[illegible]

Investment Banking

legal expenses. Excluding the insurance settlements, other expenses increased CHF 65 million, or 6%, compared to the first quarter of 2006.

Excluding the insurance settlements and the litigation charge, the cost/income ratio improved to 81.3% in the second quarter of 2006 from 88.3% in the second quarter of 2005. Investment Banking continues to pursue sustainable, long-term cost/income ratio reductions. Investment Banking has established internal non-compensation expense year-end 2006 run-rate targets for each business, category of expense and region and is finalizing detailed plans for specific initiatives to achieve these targets. Credit Suisse continues to expand its centers of excellence in locations such as Raleigh-Durham, North Carolina and Singapore in order to enable its businesses to leverage talent around the world and improve the efficient use of resources.

The following table presents the results of the Investment Banking segment:

						6 months		
in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005
Net interest income	**857**	748	1,223	15	(30)	**1,605**	2,239	(28)
Commissions and fees	**2,310**	1,942	1,566	19	48	**4,252**	2,893	47
Trading revenues	**1,132**	2,943	465	(62)	143	**4,075**	1,949	109
Other revenues	**137**	124	163	10	(16)	**261**	330	(21)
Total noninterest revenues	**3,579**	5,009	2,194	(29)	63	**8,588**	5,172	66
Net revenues	**4,436**	5,757	3,417	(23)	30	**10,193**	7,411	38
Provision for credit losses	**16**	(55)	(1)	–	–	**(39)**	(20)	95
Compensation and benefits	**2,374**	3,080	1,977	(23)	20	**5,454**	4,112	33
Other expenses	**759**	1,168	1,999	(35)	(62)	**1,927**	2,945	(35)
Total operating expenses	**3,133**	4,248	3,976	(26)	(21)	**7,381**	7,057	5
Income/(loss) from continuing operations before taxes	**1,287**	1,564	(558)	(18)	–	**2,851**	374	–

The following table presents the revenue details of the Investment Banking segment:

						6 months		
in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005
Debt underwriting	**613**	456	411	34	49	**1,069**	682	57
Equity underwriting	**313**	249	186	26	68	**562**	325	73
Underwriting	**926**	705	597	31	55	**1,631**	1,007	62
Advisory and other fees	**405**	333	369	22	10	**738**	594	24
Total investment banking	**1,331**	1,038	966	28	38	**2,369**	1,601	48
Fixed income	**1,939**	2,767	1,353	(30)	43	**4,706**	3,469	36
Equity	**1,146**	2,077	912	(45)	26	**3,223**	1,978	63
Total trading	**3,085**	4,844	2,265	(36)	36	**7,929**	5,447	46
Other (including loan portfolio)	**20**	(125)	186	–	(89)	**(105)**	363	–
Net revenues	**4,436**	5,757	3,417	(23)	30	**10,193**	7,411	38

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. In the second quarter of 2006, investment banking revenues were at a record level, totaling CHF 1,331 million, up CHF 365 million, or 38%, compared to the second quarter of 2005. These results reflected continued improvements in the franchise and relative position in the industry, with increases in both underwriting and advisory and other fees. Total investment banking revenues were up 28% compared to the first quarter of 2006. Credit Suisse's growing energy franchise contributed to the solid quarter for investment banking revenues and provided

Investment Banking's average daily VaR in the second quarter of 2006 was CHF 95 million, up from CHF 64 million in the second quarter of 2005 and up from CHF 72 million in the first quarter of 2006. Average economic risk capital increased CHF 3.1 billion compared to the second quarter of 2005, in line with the strategy to extend incremental capital to support high-growth and high-margin activities, with significant increases in the structured products and leveraged finance businesses.

Fixed income trading recorded revenues of CHF 1,939 million in the second quarter of 2006. These results were up CHF 586 million, or 43%, compared to the second quarter of 2005, reflecting strong results in residential and commercial mortgage-backed securities, interest rate products and leveraged finance, partially offset by weaker results in emerging markets trading and fixed income proprietary trading. Fixed income markets in the second quarter of 2006 were more challenging due to lower volumes and a shift of investor risk appetite away from the emerging markets. Interest rate markets also remained challenging as the yield curve experienced sudden shifts; however, interest rate products performed well in light of market conditions. Despite the more difficult market conditions in the second quarter of 2006, fixed income trading revenues in the first six months of 2006 were a record CHF 4,706 million. Compared to the record first quarter of 2006, fixed income trading revenues decreased 30%, due primarily to lower revenues in fixed income proprietary trading, emerging markets trading and leveraged finance, partially offset by stronger results in commercial mortgage-backed securities. The commodities business showed solid growth in its first year of operation with a strong revenue contribution from energy trading in the second quarter of 2006.

Equity trading revenues of CHF 1,146 million increased CHF 234 million, or 26%, compared to the second quarter of 2005, reflecting stronger results in the convertibles, derivatives and most cash businesses due to higher levels of client-driven activity, partially offset by weaker results in equity proprietary trading. Compared to the record first quarter of 2006, equity trading revenues decreased 45% due primarily to weaker results in equity proprietary trading and the cash businesses. Risk-taking conditions became more difficult from mid-May resulting in significantly lower proprietary trading revenues than the record first quarter. For the first six months of 2006, proprietary trading revenues were significantly higher than in the first six months of 2005. Advanced execution services continued to experience strong growth with record revenues in the second quarter. Prime services also had an excellent quarter with higher revenues due to continued business growth and new client mandates. During the second quarter, Credit Suisse partnered with Paladyne Systems, a leading provider of alternative investment solutions, to provide clients with a fully hosted front-to-back office solution capable of supporting hedge funds that require multiple prime brokers. This partnership advanced the strategy of meeting both the current and emerging needs of hedge fund clients through innovation, asset class integration and market-leading service. In addition, Credit Suisse was ranked the number one broker of choice for equity trading and sales trading capabilities in the *Euromoney Institutional Investor* 2006 Pan-European Equity Trading rankings survey.

Other (including loan portfolio) recorded revenues of CHF 20 million for the second quarter of 2006, compared to CHF 186 million in the second quarter of 2005, due primarily to lower gains from private equity-related investments not managed as part of Asset Management. Compared to the first quarter of 2006, other (including loan portfolio) revenues increased CHF 145 million, primarily reflecting gains on credit default swaps used to hedge the loan portfolio compared to losses on such credit default swaps in the first quarter.

The following tables present key information of the Investment Banking segment:

	2Q 2006	1Q 2006	2Q 2005	6 months 2006	6 months 2005
Cost/income ratio	**70.6%**	73.8%	116.4%	**72.4%**	95.2%
Pre-tax income margin	**29.0%**	27.2%	(16.3%)	**28.0%**	5.0%
Compensation/revenue ratio	**53.5%**	53.5%	57.9%	**53.5%**	55.5%
Average economic risk capital, in CHF m	**15,817**	15,871	12,708	**15,656**	12,005
Pre-tax return on average economic risk capital [1]	**35.3%**	42.0%	(15.2%)	**39.1%**	8.7%
Average one-day, 99% VaR, in CHF m	**95**	72	64	**83**	65

[1] Calculated using a return excluding funding costs for allocated goodwill.

	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05
Total loans, in CHF m	**38,190**	39,654	34,762	(4)	10
Non-performing loans/total loans	**0.5%**	0.7%	0.4%	–	–
Impaired loans/total loans	**1.0%**	1.5%	1.5%	–	–

Private Banking

Private Banking provides comprehensive advice and a broad range of investment products and services tailored to the complex needs of high-net-worth individuals all over the world through its Wealth Management business. In Switzerland, Private Banking provides banking products and services to business and retail clients through its Corporate & Retail Banking business.

Private Banking reported income from continuing operations before taxes of CHF 1,123 million in the second quarter of 2006, an increase of CHF 194 million, or 21%, versus the second quarter of 2005. Private Banking achieved strong net new assets of CHF 16.6 billion, with significant inflows across a broad client base, particularly in Europe and the US. The second quarter 2006 results were mainly driven by improved net revenues, which were CHF 389 million, or 15%, higher compared to the second quarter of 2005, primarily from higher commission and fee income. Operating expenses in the second quarter of 2006 were CHF 172 million, or 11%, higher than in the second quarter of 2005, primarily reflecting ongoing strategic growth initiatives in the Wealth Management business. Compared to the first quarter of 2006, second quarter 2006 results were affected by increasing investor caution, lower average global trading volumes, declining equity markets, a lower US dollar and increased interest rates. The market slowdown and decreased client activity in the second quarter of 2006 led to a decrease in brokerage and other transaction-based revenues compared to the first quarter of 2006. As a result, Private Banking's income from continuing operations before taxes decreased CHF 185 million, or 14%, compared to the strong first quarter of 2006.

In the second quarter of 2006, Private Banking continued to progress with its strategic growth initiatives aimed at leveraging its industry-leading position to realize the potential in the growing private banking sector. Since the beginning of 2005, the Wealth Management business has opened nine new service locations, including six in the Middle East and Asia, consistent with the strategy to strengthen its local presence in these fast-growing markets. Credit Suisse was the first major global financial institution to be awarded a license at the Qatar Financial Centre in Doha, Qatar. In the second quarter of 2006, Private Banking announced the launch of operations in Australia. Additionally, Private Banking continued its development of the European onshore franchise, which has particularly contributed to Wealth Management's increased client base and strong net new asset growth. There has been a net increase of 270 Wealth Management relationship managers since the beginning of 2005, primarily outside Switzerland, to advance and manage its growth in these international locations. These strategic investments in new markets and its European onshore presence are the main drivers of the accelerated growth and are reflected in the cost development of Private Banking.

Private Banking continued its strategic development in product innovation. Since the beginning of 2006, the Wealth Management business has launched more than 500 new product offerings, including many tailor-made solutions, particularly in structured investments. Credit Suisse's leadership in structured product development was recently recognized by *Euromoney*, which named Credit Suisse the "Best Provider of Structured Products in Switzerland" in its 2006 Private Banking Awards survey.

Pre-tax income margin


in %
45.0
40.0
35.0
30.0
25.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

In the second quarter of 2006, Private Banking had strong net revenue growth, with net revenues of CHF 2,913 million, an increase of CHF 389 million, or 15%, compared to the second quarter of 2005. Commissions and fees rose CHF 242 million, or 18%, compared to the second quarter of 2005, driven by higher asset-based revenues related to the higher level of assets under management, and increased brokerage volumes and product sales reflecting increased client activity. The increase in net interest income of CHF 126 million, or 14%, compared to the second quarter of 2005, was primarily driven by an increase in the liability margin. There was ongoing

Assets under management

in CHF bn


900.0
850.0
800.0
750.0
700.0
650.0
600.0
550.0
500.0
0.0
30.06. 2004
30.09. 2004
31.12. 2004
31.03. 2005
30.06. 2005
30.09. 2005
31.12. 2005
31.03. 2006
30.06. 2006

pressure on the asset margin, reflecting competitive markets. Interest rate-related assets rose during the second quarter of 2006. Private Banking maintained a strong annualized growth rate in Swiss residential mortgage volumes of 9% during the first six months of 2006. Net interest income also reflected higher dividend income from the equity portfolio, with a corresponding decline in trading revenues.

Provisions for credit losses in the second quarter of 2006 resulted in net releases of CHF 5 million compared to net releases of CHF 28 million in the second quarter of 2005, reflecting the continued favorable credit environment.

Private Banking's total operating expenses were CHF 1,795 million for the second quarter of 2006, an increase of CHF 172 million, or 11%, from the second quarter of 2005. The increase in operating expenses was mainly caused by higher compensation and benefits, which increased CHF 144 million, or 16%, compared to the second quarter of 2005. The increase reflected higher personnel expenses related to the ongoing strategic growth initiatives in the Wealth Management business. In addition, performance-related compensation accruals were higher in line with the better results. Other expenses increased CHF 28 million, or 4%, compared to the second quarter of 2005, driven mainly by higher commission expenses related to the increase in revenues from commissions and fees. Compared to the first quarter of 2006, total operating expenses were flat, with a decrease in Wealth Management compensation and benefits reflecting lower performance-related compensation in line with the lower results, mostly offset by higher other expenses as a result of an increase in provisions for a legal matter and higher marketing costs.

Private Banking reported a pre-tax income margin of 38.6% for the second quarter of 2006, an improvement of 1.8 percentage points compared to the second quarter of 2005, with net revenue growth of 15% compared to an 11% increase in total operating expenses.

As of June 30, 2006, assets under management were CHF 859.1 billion. During the second quarter of 2006, net new assets of CHF 16.6 billion were more than offset by decreases of CHF 40.2 billion related to adverse market and foreign exchange movements.

The following table presents the results of the Private Banking segment:

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	6 months 2006	6 months 2005	Change in % from 2005
Net interest income	**1,050**	966	924	9	14	**2,016**	1,846	9
Commissions and fees	**1,606**	1,807	1,364	(11)	18	**3,413**	2,767	23
Trading revenues	**173**	303	168	(43)	3	**476**	335	42
Other revenues	**84**	34	68	147	24	**118**	115	3
Total noninterest revenues	**1,863**	2,144	1,600	(13)	16	**4,007**	3,217	25
Net revenues	**2,913**	3,110	2,524	(6)	15	**6,023**	5,063	19
Provision for credit losses	**(5)**	(8)	(28)	(38)	(82)	**(13)**	(44)	(70)
Compensation and benefits	**1,020**	1,071	876	(5)	16	**2,091**	1,782	17
Other expenses	**775**	739	747	5	4	**1,514**	1,422	6
Total operating expenses	**1,795**	1,810	1,623	(1)	11	**3,605**	3,204	13
Income from continuing operations before taxes	**1,123**	1,308	929	(14)	21	**2,431**	1,903	28

The following tables present key information of the Private Banking segment:

	2Q 2006	1Q 2006	2Q 2005	6 months 2006	6 months 2005
Cost/income ratio	**61.6%**	58.2%	64.3%	**59.9%**	63.3%
Pre-tax income margin	**38.6%**	42.1%	36.8%	**40.4%**	37.6%
Net new assets, in CHF bn	**16.6**	14.8	8.6	**31.4**	22.7
Average economic risk capital, in CHF m	**4,619**	4,778	4,727	**4,672**	4,694
Pre-tax return on average economic risk capital [1]	**99.0%**	111.1%	79.8%	**105.7%**	82.2%

[1] Calculated using a return excluding funding costs for allocated goodwill.

	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05
Assets under management, in CHF bn	**859.1**	882.7	837.6	(2.7)	2.6

Wealth Management

Pre-tax income margin

in %


45.0
40.0
35.0
30.0
25.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

Net new assets

in CHF bn / in %


17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
9.0
7.5
6.0
4.5
3.0
1.5
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

— Net new asset growth (rolling four quarter average in %)

Wealth Management reported income from continuing operations before taxes of CHF 779 million for the second quarter of 2006, up CHF 185 million, or 31%, from the second quarter of 2005. This improvement was driven by strong net revenue growth, which outpaced the increase in operating expenses. Net revenues were CHF 2,034 million in the second quarter of 2006, an increase of CHF 346 million, or 20%, compared to the second quarter of 2005, mainly reflecting higher net interest income and strong commissions and fees from higher assets under management as well as strong brokerage and product issuing fees. Total operating expenses in the second quarter of 2006 of CHF 1,255 million were CHF 177 million, or 16%, higher than in the second quarter of 2005. This increase was largely due to higher compensation and benefits related to strategic growth initiatives. Performance-related compensation accruals increased in line with the improved results. Other operating expenses increased 10%, reflecting higher commission expenses related to the higher revenues from commissions and fees, an increase in provisions for a legal matter and higher marketing costs.

Wealth Management reported a pre-tax income margin in the second quarter of 2006 of 38.3%, 3.1 percentage points above the second quarter of 2005. This improvement was driven by strong revenue growth, which exceeded the growth in operating expenses. During the second quarter of 2006, Wealth Management reported strong net new assets of CHF 16.5 billion, a substantial increase of CHF 8.4 billion compared to the second quarter of 2005, representing an annualized growth rate of 9.0%. The rolling four quarter average net new asset growth rate of 8.6% demonstrates Wealth Management's strong momentum in asset gathering. Net new assets benefited from significant inflows across a broad client base, particularly in Europe and the US. Gross margin on assets under management increased 2.8 basis points to 112.8 basis points compared to the second quarter of 2005. This was primarily driven by a 2.1 basis point increase in the transaction-based margin, mainly due to higher brokerage and other transaction-based revenues. Gross margin on assets under management decreased 11.8 basis points compared to the strong first quarter of 2006, primarily due to a 9.7 basis point decrease in the transaction-based margin, reflecting increased investor caution.

The following table presents the results of the Wealth Management business:

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	6 months 2006	6 months 2005	Change in % from 2005
Net interest income	**517**	458	401	13	29	**975**	812	20
Total noninterest revenues	**1,517**	1,769	1,287	(14)	18	**3,286**	2,581	27
Net revenues	**2,034**	2,227	1,688	(9)	20	**4,261**	3,393	26
Provision for credit losses	**0**	0	16	–	(100)	**0**	19	(100)
Compensation and benefits	**702**	735	575	(4)	22	**1,437**	1,164	23
Other expenses	**553**	529	503	5	10	**1,082**	973	11
Total operating expenses	**1,255**	1,264	1,078	(1)	16	**2,519**	2,137	18
Income from continuing operations before taxes	**779**	963	594	(19)	31	**1,742**	1,237	41

The following tables present key information of the Wealth Management business:

	2Q 2006	1Q 2006	2Q 2005	6 months 2006	6 months 2005
Cost/income ratio	**61.7%**	56.8%	63.9%	**59.1%**	63.0%
Pre-tax income margin	**38.3%**	43.2%	35.2%	**40.9%**	36.5%
Net new assets, in CHF bn	**16.5**	14.5	8.1	**31.0**	19.2
Net new asset growth (rolling four quarter average)	**8.6%**	7.8%	5.1%	**–**	–
Net new asset growth	**9.0%**	8.4%	5.4%	**8.9%**	6.8%
Gross margin on assets under management	**112.8 bp**	124.6 bp	110.0 bp	**118.7 bp**	113.5 bp
of which asset-based	**71.0 bp**	73.1 bp	70.3 bp	**72.0 bp**	73.9 bp
of which transaction-based	**41.8 bp**	51.5 bp	39.7 bp	**46.7 bp**	39.6 bp
Net margin (pre-tax) on assets under management	**43.2 bp**	53.9 bp	38.7 bp	**48.5 bp**	41.3 bp

	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05
Assets under management, in CHF bn	**714.1**	733.7	693.3	(2.7)	3.0

Corporate & Retail Banking

Pre-tax income margin


in %
45.0
40.0
35.0
30.0
25.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

Corporate & Retail Banking reported income from continuing operations before taxes of CHF 344 million for the second quarter of 2006, an increase of CHF 8 million, or 2%, compared to the second quarter of 2005. Net revenues for the second quarter of 2006 were CHF 879 million, an increase of CHF 43 million, or 5%, compared to the second quarter of 2005. This increase was primarily due to higher asset-based commissions and fees, reflecting increased assets under management. Provisions for credit losses in the second quarter of 2006 resulted in net releases of CHF 5 million compared to net releases of CHF 44 million in the second quarter of 2005, reflecting the continued favorable credit environment. Total operating expenses were CHF 540 million, flat compared to the second quarter of 2005, with increased compensation and benefits, mainly related to increased salaries and pension costs, offset by lower other expenses, largely infrastructure-related costs.

In the second quarter of 2006, Corporate & Retail Banking reported a strong pre-tax income margin of 39.1%, a slight decrease of 1.1 percentage points compared to the second quarter of 2005. This decrease was mainly attributable to the lower releases of credit provisions in the second quarter of 2006.

Pre-tax return on average economic risk capital

in %


50.0
45.0
40.0
35.0
30.0
25.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

The pre-tax return on average economic risk capital in the second quarter of 2006 was 49.3%, up 6.7 percentage points compared to the second quarter of 2005, indicating excellent profitability for the Corporate & Retail Banking business in a mature market. The increase was mainly driven by the CHF 363 million, or 11%, decrease in the average economic risk capital to CHF 2,798 million in the second quarter of 2006, reflecting the continued improvement in the risk profile of the lending portfolio and the sale of a mortgage portfolio in the amount of CHF 2.7 billion.

The following table presents the results of the Corporate & Retail Banking business:

						6 months		
in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005
Net interest income	**533**	508	523	5	2	**1,041**	1,035	1
Total noninterest revenues	**346**	375	313	(8)	11	**721**	636	13
Net revenues	**879**	883	836	0	5	**1,762**	1,671	5
Provision for credit losses	**(5)**	(8)	(44)	(38)	(89)	**(13)**	(63)	(79)
Compensation and benefits	**318**	336	301	(5)	6	**654**	619	6
Other expenses	**222**	210	243	6	(9)	**432**	448	(4)
Total operating expenses	**540**	546	544	(1)	(1)	**1,086**	1,067	2
Income from continuing operations before taxes	**344**	345	336	0	2	**689**	667	3

The following tables present key information of the Corporate & Retail Banking business:

				6 months	
	2Q 2006	1Q 2006	2Q 2005	2006	2005
Cost/income ratio	**61.4%**	61.8%	65.1%	**61.6%**	63.9%
Pre-tax income margin	**39.1%**	39.1%	40.2%	**39.1%**	39.9%
Net new assets, in CHF bn	**0.1**	0.3	0.5	**0.4**	3.5
Average economic risk capital, in CHF m	**2,798**	2,858	3,161	**2,846**	3,176
Pre-tax return on average economic risk capital [1]	**49.3%**	48.4%	42.6%	**48.5%**	42.0%

[1] Calculated using a return excluding funding costs for allocated goodwill.

	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05
Assets under management, in CHF bn	**145.0**	149.0	144.3	(2.7)	0.5
Mortgage loans, in CHF bn	**65.1**	67.2	66.3	(3.1)	(1.8)
Other loans, in CHF bn	**31.9**	31.7	28.3	0.6	12.7
Non-performing loans/total loans	**1.5%**	1.6%	1.9%	–	–
Impaired loans/total loans	**2.0%**	2.2%	2.6%	–	–
Number of branches	**215**	215	215	0	0

Asset Management

Asset Management combines the discretionary investment management functions of Credit Suisse and offers products across a broad range of investment classes, from equity, fixed income and multi-asset class products to alternative investments such as real estate, hedge funds, private equity and volatility management. Asset Management manages portfolios, mutual funds and other investment vehicles for government, institutional and private clients. Products are offered through both proprietary and third party distribution channels as well as through other channels within Credit Suisse.

Asset Management's income from continuing operations before taxes was CHF 27 million in the second quarter of 2006, compared to CHF 357 million in the second quarter of 2005. The decrease reflected costs of CHF 152 million associated with the realignment of Asset Management, primarily in the US, and significantly lower private equity and other investment-related gains from the strong second quarter of 2005. Asset Management reported strong net new assets of CHF 15.5 billion in the second quarter of 2006.

The realignment of Asset Management consists of a number of initiatives in line with its previously announced strategy to strengthen the business through repositioning franchises with low profitability, reshaping the product offering, improving investment and sales processes and reducing the overall cost base. As part of the realignment of its US business, Asset Management expects to implement a reduction in US-based headcount from approximately 750 to 450 by the end of 2006. The realignment seeks to put the US business on a solid and sustainable platform for future growth through a change in its investment approach in a number of its traditional asset management strategies. Additionally, the US business will focus on areas for future growth such as enhanced index, quantitative strategies and structured products, and on areas representing current strengths, including alternative investments and core competencies in other equity and fixed income strategies. The realignment of Asset Management, which will result in additional costs in future periods, is expected to build a basis for future, sustainable growth by leveraging existing strengths and optimizing the product portfolio.

The following table presents the results of the Asset Management segment:

						6 months		
in CHF m	**2Q 2006**	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	**2006**	2005	Change in % from 2005
Net interest income	**(20)**	(19)	(14)	5	43	**(39)**	(27)	44
Commissions and fees	**564**	561	498	1	13	**1,125**	1,022	10
Trading revenues	**5**	(11)	16	–	(69)	**(6)**	23	–
Other revenues	**126**	225	282	(44)	(55)	**351**	378	(7)
Total noninterest revenues	**695**	775	796	(10)	(13)	**1,470**	1,423	3
Net revenues	**675**	756	782	(11)	(14)	**1,431**	1,396	3
Provision for credit losses	**(1)**	2	0	–	–	**1**	0	–
Compensation and benefits	**255**	261	217	(2)	18	**516**	442	17
Other expenses	**394**	259	208	52	89	**653**	389	68
of which commission expenses	**74**	84	79	(12)	(6)	**158**	142	11
Total operating expenses	**649**	520	425	25	53	**1,169**	831	41
Income from continuing operations before taxes	**27**	234	357	(88)	(92)	**261**	565	(54)

As part of a strategy to develop untapped opportunities in the alternative investment markets, in the second quarter of 2006, Credit Suisse and General Electric announced their intention to form a USD 1 billion joint venture to invest in global infrastructure assets. Each party plans to commit USD 500 million to the joint venture, which intends to invest in energy and transportation infrastructure worldwide. The market opportunity is estimated at USD 500 billion in developed markets and USD 1 trillion in emerging markets over the next five years.

The following table presents the revenue details of the Asset Management segment:

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	6 months 2006	6 months 2005	Change in % from 2005
Asset management revenues	**503**	494	476	2	6	**997**	948	5
Private equity commissions and fees	**57**	56	40	2	43	**113**	97	16
Net revenues before private equity and other investment-related gains	**560**	550	516	2	9	**1,110**	1,045	6
Private equity and other investment-related gains	**115**	206	266	(44)	(57)	**321**	351	(9)
Net revenues	**675**	756	782	(11)	(14)	**1,431**	1,396	3

Second quarter 2006 net revenues were CHF 675 million, a decrease of CHF 107 million, or 14%, from the second quarter of 2005, which included significant private equity gains. Asset management revenues, which consist primarily of fees from asset management and fund administration services provided to clients, were CHF 503 million, an increase of CHF 27 million, or 6%, compared to the second quarter of 2005, reflecting the growth in assets under management, primarily in money market products and, to a lesser extent, in alternative investments. Private equity commissions and fees, which include private equity fund management fees, were CHF 57 million, an increase of 17 million, or 43%, compared to the second quarter of 2005. Asset Management recorded private equity and other investment-related gains of CHF 115 million in the second quarter of 2006, a decrease of CHF 151 million, or 57%, from the second quarter of 2005, due to the significant level of private equity gains in the second quarter of 2005. Private equity and other investment-related gains decreased CHF 91 million, or 44%, compared to the first quarter of 2006, which was positively impacted by a CHF 85 million gain arising from the sale of assets in an emerging market investment fund.

The following tables present key information of the Asset Management segment:

	2Q 2006	1Q 2006	2Q 2005	6 months 2006	6 months 2005
Cost/income ratio	**96.1%**	68.8%	54.3%	**81.7%**	59.5%
Pre-tax income margin	**4.0%**	31.0%	45.7%	**18.2%**	40.5%
Net new assets, in CHF bn	**15.5**	17.0	11.4	**32.5**	15.3
of which private equity	**2.6**	2.4	1.7	**5.0**	1.8
of which advisory assets	**0.4**	1.0	(0.1)	**1.4**	1.0
Gross margin on assets under management	**44.0 bp**	49.8 bp	62.8 bp	**46.9 bp**	57.6 bp
Net margin (pre-tax) on assets under management	**1.7 bp**	15.4 bp	28.7 bp	**8.5 bp**	23.3 bp
Average economic risk capital, in CHF m	**1,416**	1,345	1,046	**1,386**	989
Pre-tax return on average economic risk capital [1]	**15.4%**	77.7%	143.7%	**45.6%**	122.1%

[1] Calculated using a return excluding funding costs for allocated goodwill.

in CHF bn	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05
Assets under management	**615.2**	619.6	589.4	(0.7)	4.4
Private equity investments	**1.9**	2.0	1.4	(5.0)	35.7

Pre-tax income margin


in %
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

Total operating expenses were CHF 649 million, an increase of CHF 224 million, or 53%, compared to the second quarter of 2005, primarily reflecting realignment costs. Costs associated with the realignment were CHF 152 million in the second quarter of 2006, including a CHF 127 million write-down of intangible assets from prior acquisitions, severance costs, of CHF 11 million, and professional fees. Compensation and benefits were CHF 255 million, an increase of CHF 38 million, or 18%, compared to the second quarter of 2005, reflecting ongoing efforts to hire investment talent and the realignment. Other expenses were CHF 394 million in the second quarter of 2006, an increase of CHF 186 million, or 89%, compared to the second quarter of 2005. Excluding the realignment costs, other expenses increased CHF 45 million, or 22%, primarily due to higher occupancy costs, legal provisions, IT and marketing costs.

Pre-tax income margin for the second quarter of 2006 was 4.0%, down 41.7 percentage points compared to the second quarter of 2005, reflecting the 14% decrease in net revenues and the 53% increase in operating expenses.

The following table presents total assets under management of the Asset Management segment by asset class:

in CHF bn	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05
Money market	**78.2**	71.4	64.1	9.5	22.0
Fixed income	**113.8**	116.5	110.0	(2.3)	3.5
Balanced	**251.1**	255.6	254.6	(1.8)	(1.4)
Equities	**46.1**	51.8	47.7	(11.0)	(3.4)
Alternative [1]	**126.0**	124.3	113.0	1.4	11.5
of which private equity	**29.2**	28.1	25.5	3.9	14.5
Total assets under management	**615.2**	619.6	589.4	(0.7)	4.4
of which discretionary assets	**526.1**	527.9	500.3	(0.3)	5.2
of which advisory assets	**89.1**	91.7	89.1	(2.8)	0.0

[1] Alternative include private equity, funds of hedge funds, real estate and indexed products.

Assets under management

in CHF bn


650.0
600.0
550.0
500.0
450.0
400.0
350.0
0.0
30.06. 2004
30.09. 2004
31.12. 2004
31.03. 2005
30.06. 2005
30.09. 2005
31.12. 2005
31.03. 2006
30.06. 2006

Net new assets

in CHF bn


17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
(2.5)
(5.0)
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006

Gross margin on assets under management amounted to 44.0 basis points in the second quarter of 2006, down 18.8 basis points from 62.8 basis points in the second quarter of 2005, with increases in asset management revenues and private equity commissions and fees offset by a decline in private equity and other investment-related gains, reflecting the strong gains recorded in the second quarter of 2005.

Pre-tax return on average economic risk capital was 15.4% in the second quarter of 2006 compared to 143.7% in the second quarter of 2005.

Net new assets were CHF 15.5 billion in the second quarter of 2006, primarily reflecting inflows in the US. Total assets under management decreased slightly from CHF 619.6 billion as of March 31, 2006, to CHF 615.2 billion as of June 30, 2006, reflecting adverse market and foreign exchange-related movements of CHF 19.9 billion, offset in part by net new assets.

Capital

Credit Suisse

Credit Suisse's consolidated BIS tier 1 ratio remained stable at 9.4% as of June 30, 2006 compared to March, 31, 2006. Risk-weighted assets decreased compared to the first quarter of 2006, primarily reflecting a decrease in capital requirements for mortgages and a decrease in other lending activities which was partially offset by an increase in market risk equivalents. Tier 1 capital decreased CHF 489 million from March 31, 2006 as the contribution of second quarter net income was more than offset by dividend accruals and the weakening of the US dollar against the Swiss franc. The shareholder's equity of Credit Suisse decreased from CHF 25.6 billion as of March 31, 2006 to CHF 22.5 billion as of June 30, 2006, primarily due to the transfer of treasury shares from Credit Suisse Group to Credit Suisse to allow the settlement of share-based compensation obligations.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):

	Credit Suisse		
in CHF m, except where indicated	**30.06.2006**	31.03.2006	31.12.2005
Risk-weighted positions	**209'732**	217'215	200'904
Market risk equivalents	**16'011**	13'287	12'499
Risk-weighted assets	**225'743**	230'502	213'403
Total shareholders' equity	**22'506**	25'638	25'788
Reconciliation to tier 1 capital:			
Non-cumulative perpetual preferred securities	**1'035**	1'049	1'044
Investment in insurance entities	**(12)**	(12)	(12)
Adjustments for goodwill, minority interests, disallowed unrealized gains on fair value measurement, own shares and dividend accruals	**(2'282)**	(4'939)	(6'257)
Tier 1 capital	**21'247**	21'736	20'563
Tier 1 ratio	**9.4%**	9.4%	9.6%
Total capital	**32'174**	32'041	29'815
Total capital ratio	**14.3%**	13.9%	14.0%

The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse may continue to include as tier 1 capital CHF 6.2 billion as of June 30, 2006 (March 31, 2006: CHF 6.5 billion and December 31, 2005: CHF 6.5 billion) of equity from special purpose entities that are deconsolidated under FIN 46R.

CREDIT SUISSE

Supplement C



**SUPPLEMENT DATED
NOVEMBER 2, 2006
TO CREDIT SUISSE
INFORMATION STATEMENT
DATED MARCH 31, 2006**

Interim Financial Information

On November 2, 2006, Credit Suisse Group released its financial results for the three and nine months ended September 30, 2006, including the financial results of the Investment Banking, Private Banking and Asset Management segments of the Bank, some of which are excerpted and included in this supplement as Annex I. For further information on the interim results of operations for these segments, we refer you to "Investor Relations — Events & Presentations — Third-Quarter 2006 results" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for these segments may differ significantly from our financial results. See "Operating and financial review — Differences in the results of operations of the Bank and its segments" in the Information Statement.

Credit Suisse Capital

Capital information for the Bank is included in this supplement as Annex II.

Annex I

compensation accruals in line with lower revenues. Other expenses increased CHF 452 million, or 60%, due primarily to the insurance settlements. Excluding the insurance

Investment Banking

Investment Banking provides financial advisory, lending and capital raising services and sales and trading to institutional, corporate and government clients worldwide.

Pre-tax income margin



Pre-tax return on average economic risk capital



[1] Excluding the charge to increase the reserve for certain private litigation matters of CHF 960 million.

Compensation/revenue ratio



Investment Banking reported income from continuing operations before taxes of CHF 758 million in the third quarter of 2006, a decrease of CHF 181 million, or 19%, compared to the third quarter of 2005. These results reflected solid revenues in fixed income trading and investment banking and lower equity trading revenues. Income from continuing operations before taxes decreased CHF 529 million, or 41%, compared to the second quarter of 2006. The results in the second quarter of 2006 included credits from insurance settlements for litigation and related costs of CHF 474 million. Excluding the insurance settlements, income from continuing operations before taxes decreased CHF 55 million, or 7%, from the second quarter of 2006. These results reflected weaker market conditions in July and August with a decline in customer activity from the first half of the year and a seasonal slowdown in deal activity.

For the first nine months of 2006, Investment Banking reported income from continuing operations before taxes of CHF 3,609 million, an increase of CHF 2,296 million, or 175%, compared to the first nine months of 2005. Excluding the insurance settlements in the second quarter of 2006 and the CHF 960 million charge to increase litigation reserves in the second quarter of 2005, income from continuing operations before taxes increased 38%.

Pre-tax income margin was 18.1%, and pre-tax return on average economic risk capital was 21.5% in the third quarter of 2006 compared to 21.3% and 28.9%, respectively, in the third quarter of 2005. For the first nine months of 2006, pre-tax income margin was 25.1%, and pre-tax return on average economic risk capital was 32.8%, exceeding Investment Banking's mid-term performance targets of 20% and 25%, respectively.

Net revenues were CHF 4,191 million, down CHF 210 million, or 5%, in the third quarter of 2006 compared to the third quarter of 2005, primarily reflecting lower revenues in equity trading. Net revenues decreased 6% from the strong performance in the second quarter of 2006.

Provision for credit losses amounted to a net release of CHF 19 million in the third quarter of 2006 compared to a net release of CHF 40 million in the third quarter of 2005. Compared to June 30, 2006, total impaired loans decreased CHF 129 million to CHF 253 million, and valuation allowances as a percentage of total impaired loans increased 3 percentage points to 101% as of September 30, 2006. The overall credit environment continued to be favorable in the third quarter of 2006.

Total operating expenses were CHF 3,452 million in the third quarter of 2006, down CHF 50 million compared to the third quarter of 2005. Compensation and benefits decreased CHF 132 million, or 6%, due primarily to lower compensation accruals in line with lower revenues. The compensation/revenue ratio of 53.5% in the third quarter of 2006 was at the same level as the first and second quarters of 2006 and a decline from 55.5% for the full year 2005. For 2006, total compensation and benefits expense is targeted at 53.5% of net revenues, with discretionary bonus representing a considerable portion of the total amount. Compensation and benefits for a given year are determined by the strength and breadth of business results, staffing levels and the impact of share-based compensation programs. Other expenses increased CHF 82 million, or 7%, due primarily to higher commission expenses resulting from higher transaction volumes. Compared to the second quarter of 2006, total operating expenses increased CHF 319 million, or 10%, primarily reflecting credits received from the insurance settlements in the second quarter of 2006. Excluding the insurance settlements, total operating expenses decreased CHF 155 million, or 4%. Compensation and benefits decreased CHF 133 million, or 6%, due to lower

Equity underwriting revenues in the third quarter of 2006 were CHF 224 million, down CHF 39 million, or 15%, compared to the third quarter of 2005, primarily reflecting lower industry-wide equity issuance activity and a decline in initial public offering market share. Equity underwriting revenues were down CHF 89 million, or 28%, compared to the second quarter of 2006, due to lower industry-wide equity issuance activity with more challenging equity markets from the first half of the year. Credit Suisse ranked fifth in global initial public offering market share through the third quarter of 2006 and maintained a leading position in financial sponsor-backed equity offerings. Credit Suisse participated in a number of key equity transactions across a broad range of industries and geographies in the third quarter, including initial public offerings for KazMunai Gaz Exploration and Production (privatization of the exploration and production business of Kazakhstan's national oil company) and Qimonda AG (memory products business of German-based Infineon Technologies AG) and a follow-on offering for Bayer AG.

Advisory and other fees were CHF 377 million in the third quarter of 2006, down CHF 56 million, or 13%, compared to the third quarter of 2005, due primarily to a number of high-fee transactions in the third quarter of 2005. For the first nine months of 2006, Credit Suisse ranked eighth in global announced mergers and acquisitions and tenth in global completed mergers and acquisitions, with improved market shares from the second quarter. Credit Suisse ranked fourth in global announced mergers and acquisitions in the third quarter of 2006. Credit Suisse's market leadership in leveraged buyout (LBO) transactions contributed to the higher market shares in the quarter. Credit Suisse advised clients in six of the top ten LBOs announced globally this year for a total of USD 92 billion in transaction value. Credit Suisse advised in two of the top three mergers and acquisitions transactions based on equity value announced in the third quarter of 2006, both of which were LBO transactions: the sale of HCA Inc. to a private equity consortium, and a private equity consortium's acquisition of Freescale Semiconductor. The advisory and other fees results also reflected higher revenues from the private fund group, which raises capital for hedge funds, private equity funds and real estate funds.

Total trading revenues include results from fixed income and equity sales and trading. Total trading revenues for the third quarter of 2006 were CHF 3,199 million, down CHF 111 million, or 3%, compared to the third quarter of 2005, due to weaker results in equity trading. Total trading revenues were up CHF 114 million, or 4%, compared to the second quarter of 2006.

Investment Banking's average daily VaR in the third quarter of 2006 was CHF 80 million, up from CHF 64 million in the third quarter of 2005 and down from CHF 95 million in the second quarter of 2006. Compared to the second quarter of 2006, average daily VaR decreased mainly due to reduced interest rate and credit spread VaR exposures and increased diversification between fixed income and equity risk types. Average economic risk capital increased CHF 1.9 billion compared to the third quarter of 2005, in line with the strategy to extend incremental capital to support high-growth and high-margin activities with notable increases in the structured products business.

Fixed income trading recorded revenues of CHF 2,137 million in the third quarter of 2006, up CHF 168 million, or 9%, compared to the third quarter of 2005. These results reflected higher revenues in commercial mortgage-backed securities, global foreign exchange and collateralized debt obligations, partially offset by weaker results in residential mortgage-backed securities and asset-backed securities. Results in the third quarter of 2005 included a positive CHF 216 million adjustment to the fair value of retained interests in residential mortgage-backed securities. Excluding this adjustment, fixed income trading revenues increased CHF 384 million, or 22%, from the third quarter of 2005. Fixed income markets remained challenging in the third quarter of 2006 as the yield curve flattened, but market conditions recovered from a slow start to the quarter with increased activity in the latter part of the quarter. The commodities business continued its growth with higher revenues than the third quarter of 2005.

Private Banking

Private Banking provides comprehensive advice and a broad range of

Compared to the second quarter of 2006, fixed income trading revenues increased 10%, due primarily to improved results in emerging markets trading, global foreign exchange and fixed income proprietary trading, partially offset by weaker results in leveraged finance, which was impacted by lower levels of high-yield new issuances, residential mortgage-backed securities and collateralized debt obligations. Credit Suisse announced during the quarter a second strategic alliance with Glencore International to build a derivatives and structured trading business in base and precious metals, in addition to the previously announced alliance in the oil and petroleum products market.

Equity trading revenues of CHF 1,062 million decreased CHF 279 million, or 21%, compared to the third quarter of 2005, due primarily to significantly lower results in derivatives, partially offset by improved results in prime services. The derivatives business made a positive revenue contribution in the quarter despite uneven performance in the business. Equity proprietary trading had a solid quarter but was down from the third quarter of 2005. Client-driven activity in the cash businesses remained steady and improved from the third quarter of 2005. Advanced execution services (AES) had a strong quarter with higher revenues benefiting the US cash business. For a second consecutive year, Credit Suisse's AES trading platform was recognized as "Best Algorithmic Trading Service" by *Financial News* in its annual IT Excellence Awards for 2006. Prime services also had a strong quarter. Despite more challenging market conditions for hedge funds, Credit Suisse's hedge fund balances increased as clients continued to direct new prime broker business to the Bank. Credit Suisse was ranked the number three Prime Broker (up from fourth last year) in *Institutional Investor*'s "Top 100 Hedge Funds" survey. Compared to the second quarter of 2006, equity trading revenues decreased CHF 84 million, or 7%, reflecting weaker results in the derivatives, convertibles and cash businesses, partially offset by stronger results in equity proprietary trading. Derivatives had uneven performance in the business, and the convertibles business was negatively impacted by more challenging market conditions. The cash businesses had seasonally slower client-driven activity compared to the second quarter of 2006.

Other (including loan portfolio) recorded a loss of CHF 60 million in the third quarter of 2006 compared to a loss of CHF 13 million in the third quarter of 2005, due primarily to lower gains from private equity-related investments not managed as part of Asset Management and higher interest costs related to allocated goodwill. Compared to the second quarter of 2006, other (including loan portfolio) revenues decreased CHF 80 million, primarily reflecting lower gains from private equity-related investments not managed as part of Asset Management and losses on credit default swaps used to hedge the loan portfolio compared to gains on such credit default swaps in the second quarter.

The following tables present key information of the Investment Banking segment:

				9 months	
	3Q 2006	2Q 2006	3Q 2005	**2006**	2005
Cost/income ratio	**82.4%**	70.6%	79.6%	**75.3%**	89.4%
Pre-tax income margin	**18.1%**	29.0%	21.3%	**25.1%**	11.1%
Compensation/revenue ratio	**53.5%**	53.5%	53.9%	**53.5%**	54.9%
Average economic risk capital, in CHF m	**16,103**	15,817	14,229	**15,987**	12,725
Pre-tax return on average economic risk capital [1]	**21.5%**	35.3%	28.9%	**32.8%**	16.3%
Average one-day, 99% VaR, in CHF m	**80**	95	64	**82**	65

[1] Calculated using a return excluding interest costs for allocated goodwill.

	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05
Total loans, in CHF m	**42,309**	38,190	34,762	11	22
Non-performing loans/total loans	**0.5%**	0.5%	0.4%	–	–
Impaired loans/total loans	**0.6%**	1.0%	1.5%	–	–

Net new assets

in CHF bn in %

Other expenses were flat compared to the third quarter of 2005, reflecting continued focus on cost management notwithstanding the ongoing strategic investments.

As of September 30, 2006, assets under management for Private Banking were CHF 904.2 billion, an increase of CHF 45.1 billion, or 5%, compared to June 30, 2006. This increase reflected higher equity market valuations and foreign exchange-related movements and healthy net new assets of CHF 11.1 billion, with inflows from all regions.

The following table presents the results of the Private Banking segment:

in CHF m	3Q 2006	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	9 months 2006	9 months 2005	Change in % from 2005
Net interest income	**1,009**	1,050	946	(4)	7	**3,025**	2,792	8
Commissions and fees	**1,508**	1,606	1,510	(6)	0	**4,921**	4,277	15
Trading revenues	**124**	173	222	(28)	(44)	**600**	557	8
Other revenues	**41**	84	38	(51)	8	**159**	153	4
Total noninterest revenues	**1,673**	1,863	1,770	(10)	(5)	**5,680**	4,987	14
Net revenues	**2,682**	2,913	2,716	(8)	(1)	**8,705**	7,779	12
Provision for credit losses	**(19)**	(5)	(6)	280	217	**(32)**	(50)	(36)
Compensation and benefits	**910**	1,020	918	(11)	(1)	**3,001**	2,700	11
Other expenses	**769**	775	767	(1)	0	**2,283**	2,189	4
Total operating expenses	**1,679**	1,795	1,685	(6)	0	**5,284**	4,889	8
Income from continuing operations before taxes	**1,022**	1,123	1,037	(9)	(1)	**3,453**	2,940	17

The following tables present key information of the Private Banking segment:

	3Q 2006	2Q 2006	3Q 2005	9 months 2006	9 months 2005
Cost/income ratio	**62.6%**	61.6%	62.0%	**60.7%**	62.8%
Pre-tax income margin	**38.1%**	38.6%	38.2%	**39.7%**	37.8%
Net new assets, in CHF bn	**11.1**	16.6	18.8	**42.5**	41.5
Average economic risk capital, in CHF m	**4,466**	4,619	4,741	**4,622**	4,698
Pre-tax return on average economic risk capital [1]	**93.4%**	99.0%	88.9%	**101.3%**	84.7%

[1] Calculated using a return excluding interest costs for allocated goodwill.

	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05
Assets under management, in CHF bn	**904.2**	859.1	837.6	5.2	8.0

Wealth Management

Wealth Management reported income from continuing operations before taxes of CHF 684 million for the third quarter of 2006, down CHF 37 million, or 5%, from the third quarter of 2005. The pre-tax income margin of 37.1% was 1.6 percentage points lower, with marginally lower net revenues of CHF 1,843 million and a slight increase in operating expenses. Net interest income increased, benefiting from a higher liability margin. Asset-based commissions and fees also increased, reflecting higher assets under management. These increases were offset by decreased transaction-based revenues, mainly related to reduced revenues from brokerage and product issuance due to lower client activity. Total operating expenses in the third quarter of 2006 were CHF 1,161 million, a slight increase compared to the third quarter of 2005. Compensation and benefits increased due to higher personnel expenses mainly related to strategic growth initiatives offset in part by lower performance-related compensation accruals due to lower results and revised expectations of year-end bonus payments.

Pre-tax income margin


in %
45.0
40.0
35.0
30.0
25.0
0.0
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

Corporate & Retail Banking

Pre-tax income margin


in %
45.0
40.0
35.0
30.0
25.0
0.0
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

Pre-tax return on average economic risk capital


in %
50.0
45.0
40.0
35.0
30.0
25.0
0.0
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

Corporate & Retail Banking reported income from continuing operations before taxes of CHF 338 million in the third quarter of 2006, up CHF 22 million, or 7%, from the third quarter of 2005. The pre-tax income margin was 40.3% in the third quarter of 2006, up 3.2 percentage points compared to the third quarter of 2005, reflecting lower operating expenses and higher releases of provisions for credit losses, which more than offset the impact of slightly lower net revenues. Net revenues for the third quarter of 2006 were CHF 839 million, a decrease of CHF 13 million, or 2%, compared to the third quarter of 2005. The positive developments from asset-based revenues and higher net interest income were more than offset by lower trading revenues. Compared to the second quarter of 2006, net revenues decreased by CHF 40 million, or 5%, due to lower transaction-based revenues, which were negatively impacted by changes in the fair value of interest rate derivatives. Provisions for credit losses in the third quarter of 2006 resulted in net releases of CHF 17 million compared to net releases of CHF 10 million in the third quarter of 2005, reflecting the continued favorable credit environment. Total operating expenses were CHF 518 million, CHF 28 million, or 5%, below the third quarter of 2005. This decrease was driven by lower performance-related compensation accruals. Other expenses remained stable, reflecting effective cost management.

The pre-tax return on average economic risk capital in the third quarter of 2006 was 48.1%, up 8.1 percentage points compared to the third quarter of 2005, indicating excellent profitability in a competitive market. The increase was mainly driven by the 11% decrease in the average economic risk capital in the third quarter of 2006, as the risk profile of the lending portfolio continued to improve.

The following table presents the results of the Corporate & Retail Banking business:

						9 months		
in CHF m	**3Q 2006**	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	**2006**	2005	Change in % from 2005
Net interest income	**556**	533	529	4	5	**1,597**	1,564	2
Total noninterest revenues	**283**	346	323	(18)	(12)	**1,004**	959	5
Net revenues	**839**	879	852	(5)	(2)	**2,601**	2,523	3
Provision for credit losses	**(17)**	(5)	(10)	240	70	**(30)**	(73)	(59)
Compensation and benefits	**281**	318	311	(12)	(10)	**935**	930	1
Other expenses	**237**	222	235	7	1	**669**	683	(2)
Total operating expenses	**518**	540	546	(4)	(5)	**1,604**	1,613	(1)
Income from continuing operations before taxes	**338**	344	316	(2)	7	**1,027**	983	4

Asset Management

Asset Management combines the discretionary investment management functions of Credit Suisse and offers products across a broad range of investment classes [illegible]

Private Banking

The following tables present key information of the Corporate & Retail Banking business:

	3Q 2006	2Q 2006	3Q 2005	9 months 2006	9 months 2005
Cost/income ratio	**61.7%**	61.4%	64.1%	**61.7%**	63.9%
Pre-tax income margin	**40.3%**	39.1%	37.1%	**39.5%**	39.0%
Net new assets, in CHF bn	**0.2**	0.1	2.0	**0.6**	5.5
Average economic risk capital, in CHF m	**2,816**	2,798	3,167	**2,837**	3,167
Pre-tax return on average economic risk capital [1]	**48.1%**	49.3%	40.0%	**48.4%**	41.4%

[1] Calculated using a return excluding interest costs for allocated goodwill.

	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05
Assets under management, in CHF bn	**151.0**	145.0	144.3	4.1	4.6
Mortgage loans, in CHF bn	**66.0**	65.1	66.3	1.4	(0.5)
Other loans, in CHF bn	**33.9**	31.9	28.3	6.3	19.8
Non-performing loans/total loans	**1.4%**	1.5%	1.9%	–	–
Impaired loans/total loans	**1.9%**	2.0%	2.6%	–	–
Number of branches	**215**	215	215	0	0

CHF 53.7 billion, reflecting inflows of CHF 31.4 billion in money market assets, CHF 14.8 billion in alternative investment assets and CHF 6.0 billion in balanced assets.

As part of the strategy to expand Asset Management's alternative investments business, Credit Suisse has launched several growth initiatives through close collaboration with other firms with investment expertise in a variety of different asset classes and investment styles. These initiatives will enable Asset Management to grow its leading alternative investments business across a variety of new products, sectors and regions. In the third quarter of 2006, Credit Suisse announced a joint initiative with Ospraie Management, in addition to an investment partnership with Abu Dhabi Future Energy Company and joint ventures with China Renaissance Capital Group and General Electric Infrastructure (Global Infrastructure Partners (GIP)). On October 11, 2006, GIP signed a definitive agreement to acquire London City Airport together with AIG Financial Products Corporation, each owning 50%. This important and high-profile deal is GIP's first investment.

The following table presents the revenue details of the Asset Management segment:

						9 months		
in CHF m	3Q 2006	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	2006	2005	Change in % from 2005
Asset management revenues	**535**	503	459	6	17	**1,532**	1,407	9
Private equity commissions and fees	**68**	57	50	19	36	**181**	147	23
Net revenues before private equity and other investment-related gains	**603**	560	509	8	18	**1,713**	1,554	10
Private equity and other investment-related gains	**89**	115	139	(23)	(36)	**410**	490	(16)
Net revenues	**692**	675	648	3	7	**2,123**	2,044	4

Third quarter 2006 net revenues were CHF 692 million, an increase of CHF 44 million, or 7%, compared to the third quarter of 2005. Net revenues before private equity and other investment-related gains were CHF 603 million, an increase of CHF 94 million, or 18%, compared to the third quarter of 2005. Asset management revenues, which consist primarily of fees from asset management and fund administration services provided to clients, increased CHF 76 million, or 17%, compared to the third quarter of 2005, in line with the development in assets under management over the previous twelve months. Private equity commissions and fees, which include private equity fund management fees, increased CHF 18 million, or 36%, from the third quarter of 2005, mainly reflecting increased investment and portfolio management fees based on higher assets under management and placement fees in connection with new private equity funds.

In the third quarter of 2006, Asset Management recorded private equity and other investment-related gains of CHF 89 million, a decrease of CHF 50 million, or 36%, compared to the strong third quarter of 2005. Compared to the second quarter of 2006, private equity and other investment-related gains decreased CHF 26 million, or 23%. Most of the private equity and other investment-related gains in the third quarter of 2006 reflected initial public offerings of firms in which the alternative investments business held significant participations. These initial public offerings include CommVault, a technology data storage company, and Warner Chilcott. Also, private equity gains were recorded in Nycomed. Both Nycomed and Warner Chilcott are pharmaceutical companies.

The following table presents total assets under management of the Asset Management segment by asset class:

	Change in % from 30.06.06	Change in % from 31.12.05

The following tables present key information of the Asset Management segment:

	3Q 2006	2Q 2006	3Q 2005	9 months 2006	9 months 2005
Cost/income ratio	**77.3%**	96.1%	69.1%	**80.3%**	62.6%
Pre-tax income margin	**22.8%**	4.0%	30.9%	**19.7%**	37.4%
Net new assets, in CHF bn	**21.2**	15.5	5.1	**53.7**	20.4
of which private equity	**1.4**	2.6	1.5	**6.4**	3.3
of which advisory assets	**1.2**	0.4	1.1	**2.6**	2.1
Gross margin on assets under management	**43.4 bp**	44.0 bp	49.4 bp	**45.7 bp**	54.7 bp
Net margin (pre-tax) on assets under management	**9.9 bp**	1.7 bp	15.3 bp	**9.0 bp**	20.5 bp
Average economic risk capital, in CHF m	**1,511**	1,416	1,191	**1,428**	1,065
Pre-tax return on average economic risk capital [1]	**49.3%**	15.4%	75.2%	**46.9%**	103.6%

[1] Calculated using a return excluding interest costs for allocated goodwill.

in CHF bn	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05
Assets under management	**659.6**	615.2	589.4	7.2	11.9
Private equity investments	**2.1**	1.9	1.4	10.5	50.0

Total operating expenses were CHF 535 million, an increase of CHF 87 million, or 19%, compared to the third quarter of 2005. Compensation and benefits increased CHF 33 million, or 13%, to CHF 286 million, which included severance-related costs of CHF 22 million associated with the realignment, as well as ongoing efforts to hire investment talent. Other expenses were CHF 249 million in the third quarter of 2006, an increase of CHF 54 million, or 28%, compared to the third quarter of 2005, primarily reflecting higher commission expenses, in line with higher assets under management, higher professional fees and costs associated with the realignment. Compared to the second quarter of 2006, total operating expenses decreased CHF 114 million, reflecting the lower realignment costs of CHF 40 million in the third quarter of 2006 compared to CHF 152 million in the second quarter.

Pre-tax income margin


in %
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

Pre-tax income margin for the third quarter of 2006 was 22.8%, down 8.1 percentage points from the third quarter of 2005, with a 7% increase in net revenues offset by a 19% increase in operating expenses. Compared to the second quarter of 2006, pre-tax income margin increased 18.8 percentage points, reflecting higher revenues and significantly lower operating expenses due to the realignment costs recorded in the second quarter.

Annex II

Capital

Credit Suisse

Credit Suisse's consolidated BIS tier 1 ratio increased to 9.5% as of September 30, 2006 compared to 9.4% as of June 30, 2006. Risk-weighted assets increased compared to the second quarter of 2006, primarily reflecting an increase in capital requirements for interbank, commercial and private lending, OTC derivatives and financial investments partially offset by changes in regulatory treatment of certain leveraged and whole loans and a decrease in market risk equivalents. Tier 1 capital increased CHF 1,059 million from June 30, 2006, with the positive contribution of net income and the strengthening of the US dollar against the Swiss franc offset by additional dividend accruals. The shareholder's equity of Credit Suisse increased from CHF 22.5 billion as of June 30, 2006 to CHF 24.4 billion as of September 30, 2006, primarily due to the third quarter net income and the strengthening of the US dollar against the Swiss franc.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):

	Credit Suisse		
in CHF m, except where indicated	**30.09.2006**	30.06.2006	31.12.2005
Risk-weighted positions	**219'060**	209'732	200'904
Market risk equivalents	**14'691**	16'011	12'499
Risk-weighted assets	**233'751**	225'743	213'403
Total shareholders' equity	**24'353**	22'506	25'788
Reconciliation to tier 1 capital:			
Non-cumulative perpetual preferred securities	**1'055**	1'035	1'044
Investment in insurance entities	**(13)**	(12)	(12)
Adjustments for goodwill, minority interests, disallowed unrealized gains on fair value measurement, own shares and dividend accruals	**(3'089)**	(2'282)	(6'257)
Tier 1 capital	**22'306**	21'247	20'563
Tier 1 ratio	**9.5%**	9.4%	9.6%
Total capital	**33'235**	32'174	29'815
Total capital ratio	**14.2%**	14.3%	14.0%

The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse may continue to include as tier 1 capital CHF 6.3 billion as of September 30, 2006 (June 30, 2006: CHF 6.2 billion and December 31, 2005: CHF 6.5 billion) of equity from special purpose entities that are deconsolidated under FIN 46R.